Form 10KSB, Exhibit 13
period 1996-12-31
FIRST SAVINGS FINANCIAL CORP
filed 1997-03-28
CIK 946347

[LOGO OF FIRST SAVINGS FINANCIAL CORP. APPEARS HERE]

                              FIRST
                              SAVINGS
                              FINANCIAL
                              CORP.





                               1996 ANNUAL REPORT

                               Table of Contents


Selected Financial and Other Data...............................1

Letter to Shareholders..........................................2

Management's Discussion and Analysis............................3

Independent Auditors' Report...................................12

Consolidated Financial Statements..............................13

Notes to the Consolidated Financial Statements.................18

Officers and Directors.........................................36

Corporate and Other Information................................37



This Annual Report to Shareholders contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the interest rate environment, management's business strategy, national, regional and local market conditions and legislative and regulatory conditions.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

                              SELECTED FINANCIAL
        AND OTHER DATA OF FIRST SAVINGS FINANCIAL CORP.  AND SUBSIDIARY

                                 As of or for the year ended
                                         December 31,
                                     1996            1995
                                     ----            ----
                                   (dollars in thousands)
Financial condition data:
 Total assets                        $53,227        59,055
 Investments (1)                      18,531        25,927
 Loans receivable, net                32,790        30,223
 Mortgage-backed securities              599           710
 Deposits                             43,067        47,232
 Stockholders' equity                  9,014        10,991

Operating data:                      $ 3,854         3,888
 Interest expense                      2,449         2,569
                                     -------        ------
    Net interest income                1,405         1,319

Provision for loan losses                  8           105
                                     -------        ------

    Net interest income after
     provision for loan losses         1,397         1,214

Noninterest income (loss)                (11)           65
Noninterest expense                    1,847         1,106
                                     -------        ------
Income (loss) before income taxes       (461)          173
Income tax expense (benefit)             (57)           35
                                     -------        ------

   Net income (loss)                 $  (404)          138
                                     =======        ======

Number of:
 Loans outstanding                       856           868
 Deposit accounts                      2,447         2,582

Return on average assets               (.70)%          .24%
Return on average equity              (3.88)%         1.89%
Average equity to average assets       18.09%        12.87%
Interest rate spread                    1.63%         1.73%
Net yield on average
 interest-earning assets                2.54%         2.40%
Average interest-earning
  assets to average interest-
  bearing liabilities                 120.65%       114.23%
Ratio of noninterest expense to
  average total assets                  3.21%         1.95%
Nonperforming assets to
  total assets                          0.05%         0.16%

(1) Includes interest-bearing deposits, Federal Home Loan Bank stock and investment securities.

To Our Shareholders:

The Board of Directors and management of First Savings Financial Corp. would like to thank you for your support during the Company's first full year of operation. The two most notable events during 1996 were the payment of a special dividend to shareholders of $1.00 in May, in addition to two $.25 regular dividends, and the payment of a one-time special assessment of $316,000 to the Federal Deposit Insurance Corporation in November. The FDIC assessed all savings institutions. Both events, as well as other changes affecting the Company's financial condition during the past year, are discussed in further detail in the accompanying Annual Report to Shareholders.

As reported to you earlier, we have received an acquisition proposal from First Citizens BancShares, Inc., Raleigh, North Carolina. The Board of Directors is actively considering this proposal with the assistance of our financial advisors. On February 26, the Board notified First Citizens that its proposal is generally acceptable, and we began the process of negotiating a definitive agreement. By the time this letter reaches you, an agreement may have been announced. If a definitive agreement is reached, we will schedule a special shareholders meeting to consider First Citizens' proposal.

Regardless of the outcome of the current merger discussions, we look forward to your continued support.

Very truly yours,

FIRST SAVINGS FINANCIAL CORP.

/s/ David S. Kemp

David S. Kemp
President

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations


General

First Savings Financial Corp. was incorporated under North Carolina law in April 1996 for the purpose of acquiring and holding all of the outstanding capital stock of First Savings Bank of Rockingham County, Inc., SSB ("First Savings") to be issued in connection with the conversion of First Savings from mutual to stock ownership. First Savings Financial Corp. and First Savings are collectively referred to as "the Company".

On September 22, 1995, First Savings completed its conversion from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank (the "Conversion") and First Savings Financial Corp. issued and sold 948,386 shares of common stock (no par value) to certain depositors of First Savings. Total proceeds of $9,483,860 were reduced by Conversion expenses of $509,728. First Savings Financial Corp. retained 50% of the net Conversion proceeds after deducting the proceeds of the loan to the First Savings Bank of Rockingham County, Inc., SSB Employee Stock Ownership Plan (the "ESOP") and paid the balance to First Savings in exchange for all of the common stock of First Savings issued in the Conversion.

First Savings Financial Corp. does not have any significant assets other than the shares of First Savings' capital stock and the loan receivable held with respect to its loan to the ESOP, and does not have any significant liabilities. Cash flows to First Savings Financial Corp. are dependent upon earnings from the investment of its portion of net proceeds from the Conversion and any dividends received from First Savings. Presently, there are no plans for expansion of First Savings Financial Corp.'s operations.

First Savings is primarily engaged in soliciting deposit accounts from the general public, making mortgage loans to finance the acquisition and construction of residential dwellings and making limited types of consumer loans. First Savings' results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. To a much lesser extent, First Savings' operations are affected by noninterest income, such as miscellaneous fee income from loans, gains and losses from the sale of investment and mortgage-backed securities and other sources of income. First Savings' principal operating expenses, aside from interest expense, consist of compensation and employee benefits, federal deposit insurance premiums, occupancy costs, and other general and administrative expenses.

The operation of First Savings and depository institutions in general are significantly influenced by general economic conditions and by related monetary, fiscal and other policies of depository institution regulatory agencies, including the Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC") and the North Carolina Administrator of Savings Institutions (the "Administrator"). Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds.

The Company conducts its business through its office at 501 South Main Street, Reidsville, North Carolina. First Savings' primary market area is Rockingham County in North Carolina. Based upon deposit market share data as of June 30, 1996, First Savings was the second smallest community bank or thrift institution with branch operations in Rockingham County.

Comparison of the Results of Operations for the Years Ended December 31, 1996 and 1995

Summary
-------
Net loss for the year ended December 31, 1996 was $403,986 as compared to net income of $138,258 for the year ended December 31, 1995. The decrease in net income of $542,244 is due to several factors, including an increase in compensation expense of $350,714, and increase in federal and other insurance premiums of $280,996, and an increase in professional fees of $95,304. Offsetting these effects was an increase in net interest income of $85,455, a decrease in the provision for loan losses of $97,500 and a decrease in income tax expense of $91,800.

Net interest income
-------------------
Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (i) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest bearing liabilities ("net earning balance"). Due to the competition in its market area for both deposits and loans, the Company's interest rate spread continues to be well below the average for similar-sized institutions. This is expected to be true in the future.

Net interest income increased $85,455 or 6.5% to $1,404,867 between 1995 and 1996. The net yield on interest-earning assets for the year ended December 31, 1996 was 2.54% compared to 2.40% in 1995, which was well below the average for similar-sized institutions. This trend is expected to continue in future periods. These increases were principally due to a decrease in total interest expense of $119,554, resulting from an decrease in the average balance of deposits from $48,215,000 in 1996 to $45,768,000 in 1995.

The following table sets forth information relating to average balances of the Company's assets and liabilities for the years ended December 31, 1996 and 1995. The table reflects the average yield on interest-earning assets and interest-bearing liabilities for the periods indicated (derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the "net yield on interest earning assets" for the periods shown. For the purpose of preparing this table, nonaccrual loans have been included in the average balances for loans.

                                         Year ended December 31, 1996             Year ended December 31, 1995
                             ------------------------------------------------------------------------------------------------------
                                     Average                       Average     Average                      Average
                                    balances      Interest          rate       balances        Interest      rate
                                    --------      --------          ----       --------        --------      ----
Interest-earning assets:
 Interest-bearing balances
  in other banks                   $   941,000  $    67,779        7.20%     $ 2,039,000     $  135,086       6.63%
 Investment securities              21,519,000    1,300,364        6.04%      19,674,000      1,109,731       5.64%
 Mortgage-backed securities            674,000       38,047        5.64%       1,527,000        120,130       7.87%
 FHLB stock                            413,000       29,928        7.25%         413,000         29,928       7.25%
 Loans                              31,674,000    2,417,939        7.63%      31,421,000      2,493,281       7.94%
                                    ----------    ---------        ----       ----------      ---------       ----

   Total interest-earning
    assets                          55,221,000    3,854,057        6.98%      55,074,000      3,888,156       7.06%
                                                  ---------        ----                       ---------       -----

Other assets                         2,327,000                                 1,751,000
                                    ----------                                ----------

Total assets                       $57,548,000                               $56,825,000
                                    ==========                                ==========

Interest-bearing liabilities:
 Savings                           $ 2,203,000  $    48,994        2.22%     $ 2,495,000     $   70,808       2.84%
 Money market accounts               2,014,000       52,972        2.63%       2,247,000         73,189       3.26%
 Time deposits                      41,551,000    2,347,224        5.65%      43,473,000      2,424,747       5.58%
                                    ----------    ---------        ----       ----------      ---------       ----
    Total interest-bearing
     liabilities                    45,768,000    2,449,190        5.35%      48,215,000      2,568,744       5.33%
                                                  ---------        ----                       ---------       ----

Other liabilities                    1,372,000                                 1,295,000
Stockholders' equity                10,408,000                                 7,315,000
                                    ----------                                ----------

Total liabilities and
 stockholders' equity              $57,548,000                               $56,825,000
                                    ==========                                ==========

Net interest income and
 interest rate spread                            $ 1,404,867       1.63%                   $1,319,412       1.73%
                                                  =========        ====                     =========       ====

Net yield on average
 interest-earning assets                                       2.54%                                        2.40%
                                                               ====                                         ====

Total interest income decreased to $3,854,057 in 1996 from $3,888,156 in 1995. The decrease in interest income is principally due to a decrease in loan interest income to $2,417,939 in 1996 from $2,493,281 in 1995. This decrease is primarily due to a reduction in the average rate earned on loans of 31 basis points from 7.94% in 1995 to 7.63% in 1996. The Company attributes this change to the competition for loans in its primary market area and management's aggressive pricing strategy to attract loans. The Company expects that competition will remain at current levels in the future.

Also contributing to the decrease in interest income is a decrease in both average volume and average rate earned on mortgage-backed securities. In 1996 the average volume of mortgage-backed securities was $674,000 as compared to $1,527,000 in 1995. The decrease is due to the Company selling a mortgage-backed security during the fourth quarter of 1995 and principal reductions on the remaining mortgage-backed securities during 1996 and 1995. The average rate earned on mortgage-backed securities for 1996 was 5.64% as compared to 7.87% in 1995.

The decrease in interest income on loans receivable and mortgage-backed securities was partially offset by an increase in both the average volume and the average rate earned on investment securities. In 1996, the average balance of investment securities was $21,519,000 compared to $19,674,000 in 1995. This increase was due to the Company investing net conversion proceeds in investment securities during the fourth quarter of 1995. The average rate earned on investment securities for 1996 was 6.04% compared to 5.64% in 1995. This increase is attributable to the Company maintaining an investment portfolio with relatively short maturities, which benefited the Company as interest rates increased during 1996. The Company's investment securities portfolio represents a significant percentage of total assets and is above the average for similar-sized institutions. The Company believes that this will also be true in the future. This has a negative effect on income due to the lower yield on the investment securities portfolio in comparison to the yield on the loan portfolio.

Total interest expense decreased $119,554 or 4.7% to $2,449,190 in 1996 from $2,568,744 in 1995. This decrease in interest expense was largely due to a decrease in the volume of certificates of deposit accounts. The average volume of certificate of deposit accounts decreased by $1,922,000 to $41,551,000 in
1996 from $43,473,000 in 1995.   Despite this decrease, the Company's level of
certificate of deposit accounts, which are not considered core deposits, remains high compared to similar-sized companies, and is expected to remain high in the future. This is primarily due to the competitive pressures in the marketplace for deposit accounts. The Company expects that competition will remain at current levels in the future. This decrease was partially offset by an increase in the average rate paid on certificate of deposit accounts of seven basis points from 5.58% in 1995 to 5.65% in 1996, in an effort to attract deposits.
As a result, the Company's average cost of funds remains higher than the average at comparable institutions, a trend which is expected to continue in the future.

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume) and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume ( changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

                                                       Year ended                                Year ended
                                                December 31, 1996 vs 1995               December 31, 1995 vs. 1994
                                             -------------------------------         --------------------------------
                                               Increase (decrease) due to               Increase (decrease) due to
                                             -------------------------------         --------------------------------
                                              Volume      Rate       Total            Volume        Rate       Total
                                             variance   variance   variance          variance      variance   variance
                                             ---------  ---------  ---------         --------      --------   ---------
                                                 (dollars in thousands)                       (dollars in thousands)
Interest income:
 Loans                                          $  20       $(95)     $ (75)          $(254)       $  (7)      $(261)
 Mortgage-backed securities                       (58)       (25)       (83)            (16)          10          (6)
 Investment securities                            108         83        191             178          130         308
 Interest-bearing balances in other banks         (76)         9        (67)             43           34          77
 FHLB stock                                         -          -          -               -            4           4
                                                -----       ----      -----           -----        -----       -----
   Total interest-earning assets                   (6)       (28)       (34)            (49)         171         122
                                                -----       ----      -----           -----        -----       -----
Interest expense:
 Savings                                           (7)       (14)       (21)            (17)          (4)        (21)
 Money market accounts                             (7)       (13)       (20)            (22)          (1)        (23)
 Time deposits                                   (108)        30        (78)            (14)         354         340
                                                -----       ----      -----           -----        -----       -----
   Total interest-bearing liabilities            (122)         3       (119)            (53)         349         296
                                                -----       ----        ---           -----        -----       -----
Net interest income                             $ 116       $(31)     $  85           $   4        $(178)      $(174)
                                                =====       ====      =====           =====        =====       =====

Provision for loan losses
-------------------------
During the year ended December 31, 1996, First Savings recorded a provision for loan losses of $7,500, compared to $105,000 in 1995. During 1996, First Savings had no charge-offs and a $33,000 recovery as compared to a $60,000 charge-off and no recoveries during 1995. The 1996 recovery related to the 1995 charge-off. Nonperforming loans, which consist of loans not accruing interest, as a percentage of total loans were .05% and .16% at December 31, 1996 and 1995, respectively. During the first quarter of 1995, First Savings was increasing its provision for loan losses mainly due to management's recognition of the increased credit risk in the loan portfolio as a result of the anticipated closing of the American Tobacco Company ("ATC") plant in Reidsville in 1996. However, during 1996, the Reidsville plant was purchased by another tobacco company. The new owner is continuing to operate the plant with a reduced work
force.   At December 31, 1996, First Savings had loans to ATC employees and former employees totaling $2.1 million or 6.5% of total loans. Further changes in the status of this plant's ongoing operation may require additional increases in the allowance in the future. The full impact of the change in the plant's status on First Savings' loan portfolio and the local economy is not known at this time.

Noninterest income
------------------
Noninterest income(loss) decreased $76,264 during 1996 to noninterest loss of $11,147 from noninterest income of $65,117 in 1995. The Company's noninterest income is below the average for similar-sized institutions. The decrease in noninterest income is due to the net losses on the sale of investment securities of $26,932 in 1996 as compared to net gains realized on the sale of investment and mortgage-backed securities of $49,775 in 1995. The Company does not have significant sources of fee or noninterest income.

Noninterest expense
-------------------
Noninterest expense increased to $1,847,006 in 1996 from $1,106,271 in 1995.
The largest component of noninterest expense for 1996 and 1995 was compensation expense, which totaled $998,719 in 1996, compared to $648,005 in 1995. This increase was mainly attributable to approximately $254,500 in compensation expense relating to the fair value of the earned ESOP shares released or committed to be released during 1996 as compared to $99,000 in 1995. First Savings had approximately $140,000 increase in compensation expense associated with the directors' deferred compensation plans due to a full year of expense for the May 1995 plan, a plan amendment and some accelerated expense due to the death of one director. In addition, in April 1996 the Board of Directors and the stockholders approved a Management Recognition Plan (the "MRP") for directors and employees. Compensation expense related to the MRP was $56,000 in 1996.

As noted above, the increase in compensation expense in 1996 was principally related to the ESOP shares released and allocated to participants in June 1996. Such expense was higher than normal because the proceeds received on the ESOP shares from the $3.00 per common share dividend declared in December 1995 and the $1.00 per common share dividend declared in May 1996 were used to make an additional principal payment on the ESOP loan in June 1996. Accordingly, of the 75,870 total ESOP shares, 28,808 shares were released and allocated on June 30, 1996. At December 31, 1996, 6,447 shares are committed to be released in September 1997. The fair value of the pro-rata number of those shares earned during 1996 (1,784 shares) has been expensed in 1996. The remaining 4,663 shares committed to be released in September 1997, with a fair value of approximately $58,300 at December 31, 1996, will be expensed over the first nine months of 1997.

Noninterest expense also included a one time cost of approximately $316,000 pertaining to a special assessment by the FDIC on all Savings Association Insurance Fund ("SAIF") insured financial institutions to recapitalize the SAIF. Federal and other insurance premiums increased $280,996 to $414,800 as a result of this special assessment.

Professional fees increased approximately $95,000 due to increased legal and accounting fees, resulting from increased reporting and filing requirements associated with a stock institution and holding company as compared to a mutual institution.

Income taxes
------------
Income tax benefit for the year ended December 31, 1996 was $56,800 as compared to income tax expense of $35,000 for the year ended December 31, 1995. The 1996 income tax benefit was reduced by the nondeductibility of a significant portion of the compensation expense related to the ESOP. The portion of the expense related to the additional principal payment on the ESOP loan in June 1996 from the proceeds received on the ESOP shares from the December 1995 and May 1996 dividends is nondeductible for tax purposes. The effective tax rate of 20% for the year ended December 31, 1995 is lower than the statutory rate of 34% primarily because of the allowed deduction of $132,000 in merger/conversion expenses incurred during 1994 and 1993 due to the termination of the merger/conversion agreement with First Citizens BancShares, Inc. during the first quarter of 1995. This reduction in the 1995 income tax expense was partially offset by the nondeductibility of a significant portion of the compensation expense related to the ESOP in 1995. As noted above, the portion of the expense related to the additional principal payment on the ESOP loan in June 1996 from the proceeds on the ESOP shares from the December 1995 dividend is nondeductible for tax purposes.

Comparison of Financial Condition at December 31, 1996 and 1995

Total assets decreased by $5.8 million or 9.9% from $59.0 million at December 31, 1995 to $53.2 million at December 31, 1996. The decrease in assets is mainly due to a decrease in investment securities of $6.9 million from $24.4 million at December 31, 1995 to $17.5 at December 31, 1996. Proceeds from sales and maturities of investment securities have been used to fund loan growth of $2.6 million, to pay dividends of $1.4 million and for various other operating needs due to the net loss in 1996.

Loans receivable increased from $30.2 million at December 31, 1995 to $32.8 million at December 31, 1996. First Savings' ability to expand its lending base and the size of its loan portfolio continues to be constrained by the lack of strong loan demand and competitive pressures in its primary lending market. Deposits decreased $4.1 million or 8.8% to $43.1 million at December 31, 1996 from $47.2 million at December 31, 1995. The decrease is primarily due to the competitive pressures in the marketplace for deposits.

Stockholders' equity decreased from $11.0 million at December 31, 1995 to $9.0 million at December 31, 1996, with the decrease due to a net unrealized loss on securities of $81,000 at December 31, 1996 as compared to a net unrealized gain of $129,000 at December 31, 1995 and a net loss in 1996 of $403,986.
Additionally, in May 1996 the Company declared a dividend of a $1.00 per common share and in August and November 1996 the Company declared dividends of $.25 per common share. Such dividends totaled $1,380,000 and were paid from common stock as a return of capital.

The common stock held by the ESOP has a "put option" feature since the common stock of the Company is not publicly traded as defined by the ESOP. The "put option" feature permits the participants to sell their common shares obtained from the ESOP to the Company at the current fair market value during the option periods. Accordingly, the common stock of the ESOP and the related amount of unearned ESOP shares are recorded outside stockholders' equity. An adjustment has been recorded to retained earnings to reflect the earned ESOP shares at fair value as of December 31, 1996 and 1995, respectively.

Asset Quality

Asset quality of First Savings remained strong throughout 1996 and 1995, with nonperforming assets at .05% and .16%, respectively, of total assets. Nonperforming assets, which consist of loans not accruing interest, were $26,000 and $93,000 at December 31, 1996 and 1995, respectively. There was no real estate owned at December 31, 1996 or 1995.

The American Tobacco Company ("ATC"), a tobacco products manufacturing plant located in Reidsville, which employed approximately 1,000 people, announced in 1994 that it would close in 1996. Most of the employees were not transferred by the manufacturer and , therefore, may have become unemployed or may have been forced to accept lower paying positions with other employers. However in 1996, the Reidsville plant was purchased by another tobacco company. The new owner is
continuing to operate the plant with a reduced workforce.   At December 31,
1996, First Savings had loans with principal balances outstanding totaling $2.1 million, or 6.5% of total loans, to employees and former employees of this plant. The long-term effect of the plant's change in status on the Rockingham County economy and the employees and former employees are not known at this time. However, First Savings believes that the change in ownership and the reduced workforce could result in an increase in nonperforming assets.

Management is currently unaware of any significant potential problem loans or any other concentrations of credit risk which exist in the portfolio. At December 31, 1996 and 1995, there were no loans considered to be impaired under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan".

Interest Rate Risk

First Savings is significantly liability sensitive in the one-year and three-year time horizons. As a result, during periods of rising interest rates, First Savings' interest-bearing liabilities (principally deposits) will be expected to reprice at a faster rate than its interest-earning assets. Therefore, during periods of rising interest rates, First Savings' net interest income would be expected to be negatively impacted. Rapid and substantial increases in interest rates could significantly reduce First Savings' net income or create net losses. This trend is expected to continue into the future.

Regulatory Matters

As noted above, on September 30, 1996, there was a one time special assessment by the FDIC on all SAIF insured financial institutions to recapitalize the SAIF. The SAIF recapitalization will result in a reduction in future FDIC deposit insurance premiums. Such premiums will be reduced from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits beginning in January 1997. This would reduce the Company's deposit insurance premium to approximately $28,000 annually at current deposit levels as compared to approximately $112,000 paid in the year ended December 31, 1995.

Management is not presently aware of any current recommendation by regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Liquidity

First Savings' primary sources of internally generated funds are principal repayments and payoffs of loans receivable, cash flow generated from operations, repayments from mortgage-backed securities, maturing investments and increases in deposits. External sources of funds include the ability to access advances from the Federal Home Loan Bank of Atlanta.

As a North Carolina-chartered savings bank, First Savings must maintain liquid assets equal to at least 10% of total assets. The computation of liquidity under North Carolina regulations allows the inclusion of mortgage-backed securities and investments with a readily marketable value, including investments with maturities in excess of five years. First Savings' liquidity ratio at December 31, 1996, as computed under North Carolina regulations, was
approximately 36%.   Liquidity remains above the average for similar-sized
institutions. This reflects the Company's difficulty in increasing loan production and negatively affects the Company's net interest income. This trend is expected to continue in the future.

Impact of Inflation and Changing Prices

The consolidated financial statements and accompanying footnotes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature and changes in interest rates have a greater impact on the Company's performance than do the effect of inflation.

Capital Resources

As a North Carolina-chartered savings bank, First Savings is subject to the capital requirements of the FDIC and the Administrator. The FDIC requires First Savings to maintain minimum ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. To be "well capitalized," the FDIC requires ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 6% and 10%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier I capital plus certain adjustments, the only one of which is applicable to First Savings is the allowance for loan losses. Risk-weighted assets reflect First Savings' on- and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. First Savings is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3%, and a ratio of 5% to be "well capitalized." The Administrator requires a net worth equal to at least 5% of assets. At December 31, 1996, First Savings was in compliance with the capital requirements of both the FDIC and the Administrator and is deemed to be "well capitalized."

First Savings' high capital level coupled with limited investment options for that capital has resulted in lower returns on shareholders' equity than might be achieved otherwise. This trend is expected to continue in the future.

Recent Developments

The Company has received an acquisition proposal to merge with and into First Citizens BancShares, Inc. ("BancShares") and is in the process of negotiating a definitive agreement with BancShares. BancShares is a bank holding company headquartered in Raleigh, North Carolina with assets of approximately $8 billion at December 31, 1996. Under the terms of the proposal, each outstanding share of the Company would be converted into the right to receive $10.75 in cash. If an agreement is reached, the merger is expected to be finalized in the fall of 1997 and is subject to a number of conditions, including approval by regulatory authorities and the stockholders of the Company.

Current Accounting Issues

In March 1995, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for those to be disposed of. This statement requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Adoption of SFAS No. 121 is required for fiscal years beginning after December 15, 1995. The Company adopted this Statement on January 1, 1996 without any impact on its consolidated financial statements.

In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65"("SFAS No. 121"). The statement amends FASB Statement No. 65 to require that the rights to service mortgage loans for others, however those servicing rights are acquired, be recognized as separate assets, eliminating the previously existing accounting distinction between servicing rights acquired through purchase transactions and those acquired through loan originations.
SFAS No. 122 is required to be adopted and applied prospectively for fiscal years beginning after December 15, 1995 to transactions involving the sale or securitization of mortgage loans with servicing rights retained. The Company adopted this Statement on January 1, 1996 without any impact on its consolidated financial statements.

In October 1995, the FASB issued Statement of Financial Accounting Standards No.
123. "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted on issuance. The Company adopted this statement on January 1, 1996 and elected to continue to measure compensation cost using APB 25. The pro forma net loss and net loss per share amounts were not material to the Company in 1996.

In August 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities using a financial-components approach that focuses on control of the asset or liability. It requires that an entity recognize only assets it controls and liabilities it has incurred and should derecognize assets only when control has been surrendered and derecognize liabilities only when they have been extinguished. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company plans to adopt this Statement on January 1, 1997 without any impact on its consolidated financial statements.

                         Independent Auditors' Report


The Board of Directors
First Savings Financial Corp.
Reidsville, North Carolina

We have audited the accompanying consolidated statements of financial condition of First Savings Financial Corp. and subsidiary ("the Company") as of
December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Savings Financial Corp. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                              KPMG Peat Marwick LLP


Greensboro, North Carolina
January 10, 1997

                 FIRST SAVINGS FINANCIAL CORP. AND SUBSIDIARY

                Consolidated Statements of Financial Condition

                          December 31, 1996 and 1995

                                                                                  1996             1995
                                                                                  ----             ----
                   Assets
                   ------
Cash and due from banks                                                      $   255,891          891,034
Interest-bearing deposits in other financial institutions                        561,269        1,087,641
Investment securities (note 2):
  Held to maturity (market value of $988,195 and $8,529,543
    at December 31, 1996 and 1995, respectively)                               1,000,351        8,507,472
  Available for sale, at market value (cost of $16,673,527 and
    $15,717,228 at December 31 1996 and 1995, respectively)                   16,557,015       15,919,254
Mortgage-backed securities (note 3):
  Available for sale, at market value (cost of $605,164 and $716,881
    at December 31, 1996 and 1995, respectively)                                 599,346          710,233
Loans receivable (net of allowance for loan losses of $299,825
  and $259,466 at December 31, 1996 and 1995, respectively) (note 4)          32,789,901       30,223,497
Accrued interest receivable (note 4)                                             385,494          508,883
Federal Home Loan Bank stock, at cost (note 5)                                   412,800          412,800
Premises and equipment, net (note 6)                                             101,584          116,555
Other assets (notes 8 and 9)                                                     563,314          677,343
                                                                             -----------       ----------

                                                                             $53,226,965       59,054,712
                                                                             ===========       ==========

     Liabilities and Stockholders' Equity
     ------------------------------------

Deposit accounts (note 7)                                                     43,066,580       47,231,789
Other liabilities (note 10)                                                      763,525          743,060
                                                                             -----------       ----------

     Total liabilities                                                        43,830,105       47,974,849
                                                                             -----------       ----------

ESOP stock subject to put option (note 13)                                       382,400           88,439
                                                                             -----------       ----------
Stockholders' equity (notes 12, 13, 14 and 15):
  Preferred stock - no par value; authorized 5,000,000 shares;
    no shares issued or outstanding                                                    -                -
  Common stock - no par value; authorized 20,000,000 shares;
    issued and outstanding 986,321 and 948,386 shares at
    December 31, 1996 and 1995, respectively                                   4,727,234        5,659,804
  Retained earnings, substantially restricted                                  4,733,711        5,202,642
  Net unrealized gains (losses) on securities                                    (80,730)         128,978
  Deferred stock awards                                                         (365,755)               -
                                                                             -----------       ----------

     Total stockholders' equity                                                9,014,460       10,991,424
                                                                             -----------       ----------
Commitments (notes 4, 9, 10, 13, 14 and 15)
                                                                             $53,226,965       59,054,712
                                                                             ===========       ==========

See accompanying notes to consolidated financial statements.

                 FIRST SAVINGS FINANCIAL CORP. AND SUBSIDIARY

                   Consolidated Statements of Income (Loss)

                    Years ended December 31, 1996 and 1995

                                                                                  1996             1995
                                                                                  ----             ----
Interest income:
  Loans receivable                                                           $2,417,939         2,493,281
  Mortgage-backed securities                                                     38,047           120,130
  Investment securities                                                       1,300,364         1,109,731
  Interest-bearing balances in other banks                                       67,779           135,086
  Stock in the Federal Home Loan Bank                                            29,928            29,928
                                                                             ----------         ---------
     Total interest income                                                    3,854,057         3,888,156

Interest expense on deposit accounts (note 7)                                 2,449,190         2,568,744
                                                                             ----------         ---------
     Net interest income                                                      1,404,867         1,319,412

Provision for loan losses (note 4)                                                7,500           105,000
                                                                             ----------         ---------
     Net interest income after provision for loan losses                      1,397,367         1,214,412

Noninterest income:
  Net gain (loss) on securities available for sale                              (26,932)           49,775
  Other                                                                          15,785            15,342
                                                                             ----------         ---------
     Total noninterest income (loss)                                            (11,147)           65,117
                                                                             ----------         ---------

Noninterest expense:
  Compensation, payroll taxes, and fringe benefits
    (notes 9, 10, 13 and 15)                                                    998,719           648,005
  Occupancy and equipment                                                        43,548            43,772
  Federal and other insurance premiums (note 11)                                414,800           133,804
  Data processing fees                                                           54,933            55,782
  Advertising                                                                    20,454            17,560
  Professional fees                                                             156,784            61,480
  Other expenses                                                                157,768           145,868
                                                                             ----------         ---------
     Total noninterest expense                                                1,847,006         1,106,271
                                                                             ----------         ---------
     Income (loss) before income taxes                                         (460,786)          173,258

Income tax expense (benefit) (note 8)                                           (56,800)           35,000
                                                                             ----------         ---------
     Net income (loss)                                                         (403,986)          138,258
     Change in fair value of ESOP shares subject to put option
       (note 13)                                                                 64,945            11,535
                                                                             ----------         ---------
     Net income (loss) available to common shareholders                      $ (468,931)          126,723
                                                                             ==========         =========
     Net income (loss) available to common shareholders per share (note 1)   $     (.51)             0.03
                                                                                    ===              ====

See accompanying notes to consolidated financial statements.

                 FIRST SAVINGS FINANCIAL CORP. AND SUBSIDIARY

                Consolidated Statements of Stockholders' Equity

                    Years ended December 31, 1996 and 1995

                                                                            Net
                                                                         Unrealized         Deferred            Total
                                       Common         Retained         Gains (Losses)        Stock          Stockholders'
                                        Stock         Earnings         on Securities         Awards            Equity
                                        -----         --------         -------------         ------            ------

Balance at December 31, 1994        $      -         5,115,445               -                 -              5,115,445
Net income                                 -           138,258               -                 -                138,258
Net proceeds from issuance of
 no par common stock                  8,215,432           -                  -                 -              8,215,432
Common stock of the ESOP                 22,394           -                  -                 -                 22,394
Change in fair value of ESOP
 shares subject to put option              -           (11,535)              -                 -                (11,535)
Net unrealized gains on securities         -              -               128,978              -                128,978
Dividends paid ($3.00 per
 common share)                       (2,578,022)       (39,526)              -                 -             (2,617,548)
                                      ---------      ---------            -------          --------          ----------
Balance at December 31, 1995          5,659,804      5,202,642            128,978              -             10,991,424
Net loss                                   -          (403,986)              -                 -               (403,986)
Deferred stock awards                   422,027           -                  -             (422,027)               -
Amortization of deferred
 stock awards                              -              -                  -               56,272              56,272
Common stock of the ESOP                 25,484           -                  -                 -                 25,484
Change in fair value of ESOP
 shares subject to put option              -           (64,945)              -                 -                (64,945)
Net unrealized loss on securities          -              -              (209,708)             -               (209,708)
Dividends paid ($1.00 per
 common share)                         (910,451)          -                  -                 -               (910,451)
Dividends paid ($.25 per common
 share)                                (469,630)          -                  -                 -               (469,630)
                                      ---------      ---------            -------          --------          ----------
Balance at December 31, 1996        $ 4,727,234      4,733,711            (80,730)         (365,755)          9,014,460
                                      =========      =========            =======          ========          ==========

See accompanying notes to consolidated financial statements.

                 FIRST SAVINGS FINANCIAL CORP. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                    Years ended December 31, 1996 and 1995

                                                                                  1996             1995
                                                                                  ----             ----
Cash flows from operating activities:
 Net income (loss)                                                          $  (403,986)         138,258
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
   Provision for loan losses                                                      7,500          105,000
   Amortization, net                                                             25,089          (45,861)
   Depreciation                                                                  15,987           15,979
   Net loss (gain) on securities available for sale                              26,932          (49,775)
   Deferred loan origination fee (costs), net                                   (20,802)           7,891
   Compensation expense on ESOP shares                                          254,500           99,298
   Compensation expense on deferred stock awards                                 56,272             -
   Deferred income tax benefit                                                 (116,100)         (12,600)
   Decrease (increase) in accrued interest receivable                           123,389          (98,412)
   Decrease (increase) in other assets                                          170,429         (156,114)
   Increase in other liabilities                                                188,165           33,921
                                                                              ---------       ----------
      Net cash provided by operating activities                                 327,375           37,585
                                                                              ---------       ----------

Cash flows from investing activities:
 Purchases of investment securities held to maturity                           (500,000)     (11,070,690)
 Proceeds from maturities and issuer calls of investment
  securities held to maturity                                                 8,000,000        8,000,000
 Purchase of investment securities available for sale                        (5,485,793)      (7,118,969)
 Proceeds from sale of investment securities available for sale               3,954,053        3,554,977
 Proceeds from maturities and issuer calls of investment
  securities available for sale                                                 500,000             -
 Principal collected on mortgage-backed securities available
  for sale                                                                      108,304          195,212
 Proceeds from sale of mortgage-backed securities available for sale               -             854,003
 Net (increase) decrease in loans receivable                                 (2,519,148)       2,582,318
 Purchases of premises and equipment                                             (1,016)          (8,606)
                                                                              ---------       ----------
     Net cash provided by (used in) investing activities                      4,056,400       (3,011,755)
                                                                              ---------       ----------

Cash flows from financing activities:
 Proceeds from issuance of common stock                                            -           8,215,432
 Dividends paid                                                              (1,380,081)      (2,617,548)
 Net decrease in deposits                                                    (4,165,209)      (2,279,933)
                                                                              ---------       ----------
     Net cash provided by (used in) financing activities                     (5,545,290)       3,317,951
                                                                              ---------       ----------
     Net increase (decrease) in cash and cash equivalents                    (1,161,515)         343,781

Cash and cash equivalents at beginning of year                                1,978,675        1,634,894
                                                                              ---------       ----------

Cash and cash equivalents at end of year                                    $   817,160        1,978,675
                                                                              =========       ==========

                                                                     (Continued)

                 FIRST SAVINGS FINANCIAL CORP. AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest                                                                 $ 2,465,626        2,572,151
   Income taxes, net of tax refunds                                         $   (41,000)          96,600
                                                                              =========       ==========

Noncash investing and financing activities:
 Transfer of investment securities from  held to maturity to
  available for sale                                                        $      -          12,146,775
 Transfer of mortgage-backed securities from held to
  maturity to available for sale                                            $      -           1,525,227
                                                                              =========       ==========


See accompanying notes to consolidated financial statements.

                 FIRST SAVINGS FINANCIAL CORP. AND SUBSIDIARY

                Notes to the Consolidated Financial Statements

                          December 31, 1996 and 1995


(1)       Summary of Significant Accounting Policies
          ------------------------------------------

          The following is a description of the more significant accounting and reporting policies First Savings Financial Corp. follows in preparing and presenting its consolidated financial statements.

           (a)  Basis of Presentation
                ---------------------

                The consolidated financial statements include the accounts of the First Savings Financial Corp. and its wholly-owned subsidiary, First Savings Bank of Rockingham County, Inc., SSB ("First Savings") and its wholly-owned subsidiary, First Service Corporation of Reidsville (collectively referred to as "the Company"). On April 3, 1995, First Service Corporation of Reidsville was dissolved. All intercompany transactions and balances are eliminated in consolidation.

                The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

                In certain instances, amounts previously reported in the 1995 consolidated financial statements have been reclassified to present them in the format selected for 1996. Such reclassifications have no effect on the net income or retained earnings as previously reported.

           (b)  Formation of First Savings Financial Corp.
                ------------------------------------------

                In April, 1995, First Savings adopted a Plan of Holding Company Conversion whereby First Savings would convert from mutual to stock form, and concurrently become a wholly-owned subsidiary of First Savings Financial Corp., a newly formed holding company.

                On September 22, 1995, First Savings completed its conversion from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank ("the Conversion") and First Savings Financial Corp. issued and sold 948,386 shares of common stock (no par value) at $10 per share. Total proceeds of $9,483,860 were reduced by Conversion expenses of $509,728. First Savings Financial Corp. retained 50% of the net Conversion proceeds after deducting the proceeds of the loan to the First Savings Bank of Rockingham County, Inc., SSB Employee Stock Ownership Plan ("the ESOP") and paid the balance to First Savings in exchange for the common stock of First Savings issued in the Conversion.

                At the time of the Conversion, First Savings established a liquidation account in an amount equal to its net worth at June 30, 1995. The liquidation account will be maintained for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in First Savings after the Conversion. Only in the event of a complete liquidation will each eligible deposit account holder be entitled to receive a liquidating distribution in the amount of the then current adjusted subaccount balance for the deposit accounts then held before any liquidation distribution may be made with respect to common stock. Dividends paid by First Savings subsequent to the Conversion cannot be paid from this liquidation account.

                First Savings may not declare or pay a cash dividend on or repurchase any of its common stock if its net worth would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory requirement imposed by federal and state regulations.

                In addition, for a period of five years after the Conversion, First Savings will be required, under existing North Carolina regulations, to obtain prior written approval of the N.C. Administrator of Savings Institutions ("the Administrator") before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable. As a result of this limitation, First Savings cannot pay a dividend without the approval of the Administrator.

                The Company also has authorized 5,000,000 shares of no par value preferred stock, none of which was issued and outstanding at December 31, 1996 and 1995, respectively.

           (c)  Cash and Cash Equivalents
                -------------------------

                For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing balances in other financial institutions. Generally, cash and cash equivalents are considered to have maturities of three months or less.

                The Administrator requires that First Savings maintain liquid assets (consisting of "cash and readily marketable investments") of at least 10% of total assets.

           (d)  Investment Securities and Mortgage-Backed Securities
                ----------------------------------------------------

                Effective January 1, 1994, First Savings adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS No. 115"). This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are to be classified in three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost;
                (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses net of related taxes excluded from earnings and reported as a separate component of retained earnings. Upon adoption of SFAS No. 115, First Savings classified all of its investment and mortgage-backed securities as held to maturity; therefore, an adjustment to retained earnings was not required.

                In November 1995, the Financial Accounting Standards Board ("the FASB") issued an implementation guide for SFAS No. 115. The FASB stated that the transition provisions included in the guide permit a one-time opportunity for companies to reconsider their ability and intent to hold securities accounted for under SFAS No. 115 to maturity and allow entities to transfer securities from the held to maturity category without tainting their remaining held to maturity securities. The FASB emphasized that this would be a one-time event and that any transfers from the held to maturity category to the available for sale category under this provision must be made by December 31, 1995. On December 14, 1995, First Savings transferred $12,146,775 from the investment securities held to maturity category to the investment securities available for sale category and transferred $1,525,227 from the mortgage-backed securities held to maturity category to the mortgage-backed securities available for sale category as allowed under the provisions of the implementation guide. On the date of the transfer, the investment securities held to maturity and the mortgage-backed securities held to maturity were recorded as available for sale securities at their current fair value, which resulted in the recognition of an unrealized gain of $208,065 being recorded, net of the related tax effect of $70,742, as an addition to stockholders' equity.

                Realized gains and losses on sales of securities are determined based upon the specific identification method. Premiums and discounts are amortized or accreted into income using a method that approximates the level yield method.

           (e)  Allowance and Provision for Loan Losses
                ---------------------------------------

                First Savings provides for loan losses on the allowance method. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to the allowance.

                Effective January 1, 1995, First Savings adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS No. 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Under SFAS No. 114, the 1995 allowance for loan losses related to loans determined to be impaired is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. First Savings previously measured loan impairment in a manner generally comparable to the methods prescribed in SFAS No. 114. Accordingly, no additional provision for loan losses was required as a result of adoption of SFAS No. 114.

                Management evaluates the carrying value of loans periodically and the allowance is adjusted accordingly. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. Additions to the allowance for loan losses are provided by charges to operations based on various factors which, in management's judgment, deserve current recognition in estimating possible losses. Such factors considered by management include the market value of the underlying collateral, growth and composition of the loan portfolio, the amounts and timing of future cash flow expected to be received on impaired loans, the relationship of the allowance for loan losses to outstanding loans, delinquency trends, and economic conditions.

                In addition, various regulatory agencies, as an integral part of their examination process, periodically review First Savings' allowance for loan losses. Such agencies may require First Savings to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

           (f)  Loan Interest Income
                --------------------

                Loans are carried at their principal amount outstanding and interest income is recorded as earned on an accrual basis. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, the accrual of interest is discontinued on all loans greater than 90 days past due, including a loan impaired under SFAS No. 114, as to principal or interest, unless in management's opinion collection of both principal and interest is assured by way of collateralization, guaranties or other security and the loan is in the process of collection. Such interest is either charged off or reserved through an allowance account. If amounts are received on loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

           (g)  Premises and Equipment
                ----------------------

                Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets principally on a straight-line basis. Estimated lives are generally 40 years for buildings, building components and improvements, and five to eight years for furniture, fixtures, and equipment.

                Maintenance and repairs are charged to expense as incurred and improvements are capitalized. The costs and accumulated depreciation relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

           (h)  Loan Origination Fees and Costs
                -------------------------------

                Loan origination fees and certain direct loan origination costs are deferred upon origination of the related loan. Net deferred fees are being amortized to loan interest income over the contractual life of the loan using a level yield method.

           (i)  Income Taxes
                ------------

                The Company accounts for income taxes using the asset and liability method, the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

           (j)  Earnings (Loss) Per Share
                -------------------------

                The Conversion discussed in note 1(b) was effective September 22, 1995. Accordingly, the earnings per share data for the year ended December 31, 1995 is comprised of earnings for the post conversion period.


                                                          For the period from
                                    For the year ended   September 22, 1995 to
                                    December 31, 1996      December 31, 1995
                                   --------------------  ----------------------
Net income (loss)                            $(403,986)                 40,110
  Less: Change in fair value of
        ESOP shares subject to
        put option                             (64,945)                (11,535)
                                             ---------                 -------
          Net income (loss)
           available to
           common shareholders               $(468,931)                 28,575
                                             =========                 =======
Weighted average number of
 shares outstanding                            919,979                 880,206
                                             =========                 =======
Earnings (loss) per share                    $   (0.51)                   0.03
                                             =========                 =======

(2)  Investment Securities
     ---------------------

     A summary of investment securities follows:

                                                                                            Gross       Gross     Estimated
                                                              Par            Amortized     Unrealized  Unrealized   Market
                                                             Value            Cost          Gains       Losses      Value
                                                             -----            ----          -----       ------      -----
     December 31, 1996
     -----------------
     Held to maturity:
     U.S. Government and agency
      obligations due:
         Within 12 months                                     $   500,000       500,000       1,800          -      501,800
         Beyond 12 months
           but within 5 years                                     500,000       500,351           -    (13,956)     486,395
                                                              -----------    ----------     -------   --------   ----------
                                                              $ 1,000,000     1,000,351       1,800    (13,956)     988,195
                                                              ===========    ==========     =======   ========   ==========
     Available for Sale:
     U.S. Government and agency
      obligations due:
         Within 12 months                                     $ 2,500,000     2,497,882       7,900     (2,547)   2,503,235
         Beyond 12 months
           but within 5 years                                  13,500,000    13,576,883       8,764   (132,716)  13,452,931
         Beyond 5 years
           but within 10 years                                    500,000       500,000           -     (7,460)     492,540
     Municipal obligations due:
         After five years                                         100,000        98,762       9,547          -      108,309
                                                              -----------    ----------     -------   --------   ----------
                                                              $16,600,000    16,673,527      26,211   (142,723)  16,557,015
                                                              ===========    ==========     =======   ========   ==========

     December 31, 1995
     -----------------
     Held to maturity:
     U.S. Government and agency
      obligations due:
         Within 12 months                                     $ 8,000,000     8,007,472      21,875     (8,109)   8,021,238
         Beyond 12 months
           but within 5 years                                     500,000       500,000       8,305          -      508,305
                                                              -----------    ----------     -------   --------   ----------
                                                              $ 8,500,000     8,507,472      30,180     (8,109)   8,529,543
                                                              ===========    ==========     =======   ========   ==========
     Available for Sale:
     U.S. Government and agency
      obligations due:
         Within 12 months                                     $15,000,000    15,118,597     186,317     (2,464)  15,302,450
         Beyond 12 months
           but within 5 years                                     500,000       500,000       8,550          -      508,550
     Municipal obligations due:
         After five years                                         100,000        98,631       9,623          -      108,254
                                                              -----------    ----------     -------   --------   ----------
                                                              $15,600,000    15,717,228     204,490     (2,464)  15,919,254
                                                              ===========    ==========     =======   ========   ==========

 Proceeds from sale of investment securities available for sale were $3,954,053 and $3,554,977 in 1996 and 1995, respectively, which generated gross gains of $358 and $5,091 in 1996 and 1995, respectively, and gross losses of $27,290 and $973 in 1996 and 1995, respectively.

(3)  Mortgage-Backed Securities
     --------------------------

     A summary of mortgage-backed securities follows:

                                                                           Gross      Gross     Estimated
                                                                        ----------  ----------  ---------
                                                  Principal  Amortized  Unrealized  Unrealized   Market
                                                   Amount      Cost       Gains       Losses      Value
                                                  ---------  ---------  ----------  ----------  ---------
     December 31, 1996
     -----------------
     Available for sale:
       FHLMC 5.50% - 7.00%,
       due 1997 through 1999                      $ 601,358    605,164       -           5,818    599,346
                                                  =========  =========    ======        ======    =======

     December 31, 1995
     -----------------
     Available for sale:
       FHLMC 5.50% - 7.00%,
       due 1997 through 1999                      $ 709,580  716,881         -           6,648    710,233
                                                  =========  =======     =======        ======    =======

   Proceeds from sale of mortgage-backed securities available for sale were $854,003 in 1995, which generated gross gains of $45,657. No mortgage-backed securities were sold during 1996.

(4)  Loans Receivable
     ----------------

     Loans receivable consist of the following:


                                                             December 31,
                                                      ------------------------
                                                          1996         1995
                                                          ----         ----
     First mortgage loans, (primarily
       residential,1-4 units)                         $30,398,171   27,716,387
     Commercial real estate                             1,695,000    1,679,393
     Construction                                       1,092,604      932,000
     Equity lines of credit                               802,815      728,971
     Loans secured by deposit accounts                     63,022       79,353
     Undisbursed proceeds on loans in process            (882,061)    (518,480)
     Deferred loan fees, net                              (79,825)    (134,661)
                                                      -----------   ----------
     Loans receivable                                  33,089,726   30,482,963
     Less: allowance for loan losses                     (299,825)    (259,466)
                                                      -----------   ----------
     Loans receivable, net                            $32,789,901   30,223,497
                                                      ===========   ==========

     The following is a reconciliation of the allowance for loan losses for the years ended December 31, 1996 and 1995:


                                                          1996         1995
                                                          ----         ----
     Balance at beginning of year                     $   259,466      214,466
     Provision for loan losses                              7,500      105,000
     Charge-offs                                              -        (60,000)
     Recoveries                                            32,859          -
                                                      -----------   ----------
     Balance at end of year                           $   299,825      259,466
                                                      ===========   ==========


   A comparative summary of accrued interest receivable follows:

                                                       December 31,
                                                    -----------------
                                                      1996      1995
                                                      ----      ----

          Loans receivable                          $103,636  129,621
          Investment securities                      271,207  368,088
          Mortgage-back securities                     3,128    3,630
          Other                                        7,523    7,544
                                                    --------  -------
                                                    $385,494  508,883
                                                    ========  =======

   First Savings grants residential, residential construction, and home equity loans to customers primarily throughout its market area of Rockingham County, North Carolina. As reflected in the summary of loans receivable at December 31, 1996, the largest component of the First Savings' loan portfolio consists of lower-risk, single-family 1-4 unit, residential loans, for which repayment and collateral values can be affected by local economic conditions.

   During 1994, management became aware of the closing of a tobacco product manufacturer located in Reidsville. Most of the employees were not transferred by the manufacturer and, therefore, may have become unemployed or may have been forced to accept lower paying positions with other employers. However, in 1996, the Reidsville plant was purchased by another tobacco company. The new owner is continuing to operate the plant with a reduced workforce. At December 31, 1996, First Savings had loans receivable of approximately $2,140,000 or 6.5% of total loans receivable, to employees and former employees of this plant.

   At December 31, 1996, First Savings did not have any loan commitments outstanding. Unused equity lines of credit amounted to approximately $1,002,000 at December 31, 1996. In the opinion of management, these loan commitments, in addition to undisbursed proceeds on loans in process, represent no more than normal lending risk to First Savings and will be funded from normal sources of liquidity.

   First Savings has nonaccrual loans of approximately $26,000 and $93,000 at December 31, 1996 and 1995, respectively. If these loans had been current in accordance with their original terms and had been outstanding throughout the years ended December 31, 1996 and 1995, gross interest income of approximately $2,500 and $7,800, respectively, would have been recorded. Interest income on these loans included in net income was approximately $1,600 and $5,000 for 1996 and 1995, respectively. At December 31, 1996 and 1995, there were no loans considered impaired under SFAS No. 114.

   First Savings has no loans serviced for others.

   First Savings offers loans to their officers and directors for the financing of their personal residences and for other personal purposes. These loans are made in the ordinary course of business and are made on substantially the same terms prevailing at the time as comparable transactions with other persons. Management does not believe these loans involve more than the normal risk of collectibility or present other unfavorable features.

     The following is a reconciliation of aggregate loans outstanding to executive officers, directors, and their immediate families for the year ended December 31, 1996:


          Balance at beginning of year                    $311,863
          New loans                                              -
          Principal repayments                             (26,962)
                                                           -------
          Balance at end of year                          $284,901
                                                           =======

(5)  Investment in FHLB Stock
     ------------------------

     As a member of the Federal Home Loan Bank of Atlanta (the "FHLB"), First
          Savings is required to maintain an investment in the stock of the FHLB in an amount equal to the greater of one percent of First Savings' outstanding home loans or five percent of any outstanding advances from the FHLB. No ready market exists for such stock, which is carried at cost, and it has no quoted market value.

(6)  Premises and Equipment
     ----------------------

     Premises and equipment consists of the following:

                                                              December 31,
                                                        -----------------------
                                                             1996         1995
                                                             ----         ----
          Office buildings and improvements             $   219,152     219,152
          Furniture, fixtures and equipment                 155,095     154,180
                                                            -------     -------
                                                            374,247     373,332

          Less accumulated depreciation                    (272,663)   (256,777)
                                                            -------     -------
                                                        $   101,584     116,555
                                                            =======     =======

(7)  Deposit Accounts
     ----------------

     A summary of deposit accounts at December 31, 1996 and 1995, follows:


                                                        1996           1995
                                                        ----           ----
      Statement savings                             $ 2,114,031      2,201,273
      Money market savings accounts                   1,750,543      1,947,629
      Certificates of deposit                        39,202,006     43,082,887
                                                     ----------     ----------

                                                    $43,066,580     47,231,789
                                                    ===========     ==========

     Deposit account interest expense consists of the following:

                                                            December 31,
                                                    --------------------------
                                                        1996           1995
                                                        ----           ----
      Statement savings                             $    48,994         70,808
      Money market savings accounts                      52,972         73,189
      Certificates of deposit                         2,347,224      2,424,747
                                                    -----------     ----------
                                                    $ 2,449,190      2,568,744
                                                    ===========     ==========

     Certificate of deposit accounts as of December 31, 1996, mature in the following years and amounts:

          1997 - $26,351,045; 1998 - $7,416,878; 1999 - $3,078,238; and
                 thereafter -$2,355,845.

     Deposits accounts with balances exceeding $100,000 totaled $6,781,096 and $7,453,147 at December 31, 1996 and 1995, respectively. Interest expense on such accounts was $379,522 and $528,299 for the years ended December 31, 1996 and 1995, respectively.

(8)  Income Taxes
     --------------

     Income tax expense (benefit) for the years ended December 31, 1996 and 1995 consists of:

                            1996                          1995
                 ----------------------------  ---------------------------
                 Current  Deferred    Total    Current  Deferred    Total
                 -------  ---------  --------  -------  ---------  -------
      Federal    $59,300   (94,800)  (35,500)   46,600   (10,400)  36,200
      State            -   (21,300)  (21,300)    1,000    (2,200)  (1,200)
                 -------  --------   -------    ------   -------   ------
                 $59,300  (116,100)  (56,800)   47,600   (12,600)  35,000
                 =======  ========   =======    ======   =======   ======

     The income tax expense (benefit) for the years presented differed from the amount computed by applying the federal income tax rate of 34% to income before income taxes because of the following:

                                                1996                 1995
                                       ---------------------  ------------------
                                         Amount     Percent    Amount   Percent
                                       ----------  ---------  --------  --------

      Income tax expense (benefit)
          at federal rate              $(156,700)    (34.0%)   59,000      34.0%
      Increase (decrease) in income
          taxes resulting from:
         Compensation expense             81,400      18.0     31,000      18.0
         Expenses of abandoned
          merger                               -         -    (45,000)    (26.0)
         Other, net                       18,500       4.0    (10,000)     (6.0)
                                       ---------     -----    -------     -----
                                       $ (56,800)    (12.0%)   35,000      20.0%
                                       =========     =====    =======     =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) at December 31, 1996 and 1995 are presented below:

                                                           1996        1995
                                                           ----        ----
Deferred tax assets:
   Loan fees, net of deferred costs                     $  28,700     53,100
   Deferred compensation                                   70,300     16,000
   Allowance for loan losses, net                               -      1,300
   Accrual to cash adjustment                              84,100          -
   Capital loss carryforward                                6,300          -
   Unrealized loss on securities                           41,600          -
                                                        ---------   --------
   Total gross deferred tax assets                        231,000     70,400
                                                        ---------   --------
   Less valuation allowance                                     -          -
                                                        ---------   --------
   Net deferred tax assets                                231,000     70,400
                                                        ---------   --------
Deferred tax liabilities:
   FHLB stock basis for financial reporting
     purposes in excess of tax basis                      (67,400)   (67,400)
   Allowance for loan losses, net                         (24,100)         -
   Depreciable basis of fixed assets                      (10,000)    (5,400)
   Prepaid pension expense                                (59,500)   (70,900)
   Prepaid insurance expense                              (13,600)   (21,100)
   Unrealized gains on securities                               -    (66,400)
   Accrual to cash adjustment                                   -     (6,900)
                                                        ---------   --------
       Total gross deferred tax liability                (174,600)  (238,100)
                                                        ---------   --------
       Net deferred tax asset (liability)               $  56,400   (167,700)
                                                        =========   ========

     No valuation allowance for deferred tax assets was required at December 31, 1996 and 1995. Management has determined that it is more likely than not that the net deferred tax assets can be supported by recoveries of taxes paid in the three-year carryback period and reduction of future taxable income.

(9)  Benefit Plans
     -------------

     First Savings has a defined benefit pension plan covering all of its employees. Based upon actuarial computations at December 31, 1996 and 1995, the plan's funded status and amounts recognized in First Savings' statements of financial condition at December 31, 1996 and 1995, are as follows:

                                                            1996         1995
                                                            ----         ----
Actuarial present value of benefit obligations:
Accumulated benefit obligation (including vested
  benefit of $717,030 and $626,815 in 1996 and
  1995, respectively)                                     $  729,691   629,946
                                                          ==========   =======
Projected benefit obligation for service
  rendered to date                                         1,050,318   822,965

 Plan assets at fair value                                 1,090,022   954,570
                                                          ----------   -------

 Funded (unfunded) status                                     39,704   131,605
 Unrecognized net obligation being amortized over 15 years    54,181    61,922
 Unrecognized prior service cost                             118,514   128,660
 Unrecognized net (gain) loss                                 68,335   (12,452)
                                                          ----------   -------

 Prepaid pension cost                                     $  280,734   309,735
                                                          ==========   =======

     Net periodic pension cost included the following components for the years ended December 31, 1996 and 1995:


                                                              1996      1995
                                                          ----------   -------
 Service cost - benefits earned during the period         $   77,470    52,757
 Interest cost on projected benefit obligation                68,049    50,064
 Actual return on plan assets                                (75,641)  (87,316)
 Net amortization and deferral                                18,934    40,289
                                                          ----------   -------
 Net periodic pension cost included in compensation
   expense                                                $   88,812    55,794
                                                          ==========   =======

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% at December 31, 1996 and 7% at December 31, 1995. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6% at December 31, 1996 and 5% at December 31, 1995. The expected long-term rate of return on plan assets was 8% for 1996 and 1995. First Savings' contributions to the plan are based on computations by independent actuarial consultants. Plan assets consist of deposits in First Savings and common stock of the Company.

     In May 1995, First Savings decided to terminate its defined contribution retirement plan which qualified under Section 401(k) of the Internal Revenue Code. The assets were frozen as of June 30, 1995 and the funds were distributed in August 1995. First Savings contributions were $4,095 in 1995.

(10)  Deferred Compensation Plans
      ---------------------------

      First Savings has deferred compensation agreements with certain directors.
          These agreements guarantee the payment of stated monthly benefits over a ten-year period to those directors at age 65 or, upon the director's death, to their beneficiaries. In order to receive the full amount of the deferred compensation, the director must continuously serve First Savings as a director for five years from the date of the agreement. The agreements also provide for certain monthly benefits in the event of the director's early retirement, death prior to retirement, termination or disability. The expense recognized by First Savings for the years ended December 31, 1996 and 1995, related to these agreements was $96,100 and $46,862, respectively. Other liabilities in the accompanying statements of financial condition include $511,156 and $430,545 at December 31, 1996 and 1995, respectively, for the related accrued liabilities under these agreements.

      On May 1, 1995, First Savings entered into a Retirement Plan Agreement with each director of First Savings. The agreements provide a monthly payment of $500 upon retirement following a director's attainment of age 65 (but no sooner than five years from the date of the retirement plan agreement), death or disability. Payments under the agreements are to be made in equal monthly installments over a period of 120 months. The expense recognized by First Savings for the year ended December 31, 1996 and 1995, respectively, related to this agreement was $88,652 and $33,814. Other liabilities in the accompanying statements of financial condition include $118,966 and $33,814 at December 31, 1996 and 1995, respectively, for the related accrued liability under these agreements.

      In conjunction with these agreements to provide deferred compensation, First Savings has purchased life insurance policies on these directors, which accumulate cash surrender values. The amount of cash surrender value was $180,907 and $161,945 at December 31, 1996 and 1995, respectively, and is included in other assets in the accompanying statements of financial condition.

(11)  Federal Deposit Insurance Expense
      ---------------------------------

      Eligible deposit accounts are insured up to $100,000 by the Savings
          Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Federal deposit insurance expense amounted to $404,507 and $112,295, for the years ended December 31, 1996 and 1995, respectively.

      On September 30, 1996, Congress passed legislation allowing a special assessment to be levied by the FDIC to recapitalize the SAIF. The special assessment was based on the level of SAIF deposits a financial institution had as of March 31, 1995 subject to a 20% reduction for certain qualifying deposits. First Savings' special assessment totaled $316,146 and is included in the 1996 federal deposit insurance expense above. On December 11, 1996, the FDIC approved a final rule retroactive to October 1, 1996 which lowered rates on assessments paid to the SAIF. First Savings received a refund of $19,607, which reduced federal deposit insurance expense and is also included above.

(12)  Retained Income Dividends and Regulatory Matters
      ------------------------------------------------

      Retained income at December 31, 1996, includes approximately $1,424,000 for which no provision for federal income tax has been made. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than to absorb bad debt losses could create taxable income in certain remote instances, which will be subject to the then current corporate income tax rate.

      In May 1996, the Company declared and paid a $1.00 per common share dividend, totaling $910,451. The Company declared a $.25 per common share dividend in August 1996, totaling $234,815, which was paid in September 1996 and declared a $.25 per common share dividend in November 1996, totaling $234,815, which was paid in December 1996. All 1996 dividends were paid from common stock as a return of capital. In December 1995, the Company declared and paid a dividend of $3.00 per common share, consisting of approximately $0.05 from accumulated earnings and approximately $2.95 from common stock as a return of capital.

      As a North Carolina-chartered savings bank, First Savings is subject to the capital requirements of the FDIC and the Administrator. The FDIC requires First Savings to maintain minimum ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. To be "well capitalized," the FDIC requires ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 6% and 10%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier I capital plus certain adjustments, the only one of which is applicable to First Savings is the allowance for loan losses. Risk-weighted assets reflect First Savings' on- and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. First Savings is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3%, and a ratio of 5% to be "well capitalized." The Administrator requires a net worth equal to at least 5% of assets.

      At December 31, 1996 and 1995, First Savings was in compliance with all of the aforementioned capital requirements as summarized below.

                                                        At December 31,
                                                        ----------------
                                                      1996            1995
                                                      ----            ----
                                                      (dollars in thousands)
Tier I Capital:
 Common stockholders' equity                         $ 8,875           9,026
 Unrealized holding loss (gain) on securities
   available for sale                                     80            (122)
                                                     -------          ------
        Total Tier I capital                         $ 8,955           8,904
                                                     =======          ======
Tier II Capital:
  Total Tier I capital                               $ 8,955           8,904
  Qualifying allowance for loan losses                   274             260
                                                     -------          ------
        Total capital                                $ 9,229           9,164
                                                     =======          ======
Risk-weighted assets                                  21,899          20,920
Fourth quarter average assets                         54,704          62,149

Risk-based capital ratios:
  Tier I capital as a percent of risk-weighted
   assets                                              40.89%          42.56
  Minimum required Tier I capital                       4.00            4.00
  Total capital as a percent of risk-weighted
   assets                                              42.14           43.80
  Minimum required total capital                        8.00            8.00

                                                      At December 31,
                                                   --------------------
                                                   1996            1995
                                                   ----            ----
                                                  (dollars in thousands)
Leverage capital ratios:
 Tier I capital as a percent of fourth quarter
   average assets                                 16.37%            14.33
 Minimum required Tier I leverage capital          3.00              3.00

North Carolina regulatory capital:
 Total capital as a percent of fourth
   quarter average assets                         16.87             14.74
 Minimum required North Carolina capital           5.00              5.00

(13)  Employee Stock Ownership Plan ("ESOP")
      --------------------------------------

      First Savings sponsors an ESOP which purchased 75,870 shares or 8% of the common stock issued in the Conversion. Contributions to the ESOP are made by First Savings on a discretionary basis, and are allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits will vest in full upon five years of service with credit given for years of service prior to the Conversion.

      The ESOP has been funded by a loan from First Savings Financial Corp. in the amount of $758,700. The loan is secured by the shares of stock purchased by the ESOP and is not guaranteed by First Savings. Principal and interest payments on the loan are funded primarily from discretionary contributions by First Savings. Dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan. The number of ESOP shares released and allocated to participants each year is determined by a formula based on current year principal and interest payments made on the ESOP loan and total future payments to be made.

      The Company records compensation expense for shares released to employees, as a result of contributions by the Company or dividends paid on unreleased shares in the ESOP, equal to the fair value of the shares. The Company recorded ESOP related compensation expense of approximately $254,500 and $99,300 for the years ended December 31, 1996 and 1995, respectively. At December 31, 1996, 28,808 shares have been released and allocated to participants, 47,062 shares are unreleased and 6,447 shares are committed to be released in September 1997. The fair value of the pro-rata number of the committed shares which were earned during 1996 (1,784 shares) has been expensed in 1996. The remaining 4,663 shares committed to be released in September 1997, with a fair value of approximately $58,300 at December 31, 1996, will be expensed over the first nine months of 1997.

      The common stock held by the ESOP has a "put option" feature since the common stock of the Company is not "publicly traded" as defined by the ESOP. The "put option" feature permits the participants to sell their common shares obtained from the ESOP to the Company at the current fair market value during the option periods. Accordingly, the common stock of the ESOP and related amount of unearned ESOP shares are recorded outside stockholders' equity. An adjustment has been recorded to retained earnings to reflect the earned ESOP shares at fair value as of December 31, 1996 and 1995. The fair value of the unearned ESOP shares is $565,975 and $784,070 at December 31, 1996 and 1995,
          respectively.

(14)  Stock Option Plan
      -----------------

      The Board of Directors of the Company has adopted a Stock Option Plan for employees and directors which was approved by the stockholders at the annual meeting on April 18, 1996. Under the terms of the plan, 94,838 shares of the Company's common stock were granted to the employees and directors on April 19, 1996. Such options have an option exercise price of $11.125, which was the fair value of the stock on April 19, 1996. Such stock options will have a term of ten years and a vesting schedule which provides that 20% of the options granted will vest on the first anniversary of the date of the grant and 20% will vest on each subsequent anniversary date, so that the options will be completely vested at the end of the five years after the date of the grant.

      The Company adopted Statement of Financial Accounting Standards No. 123
          ("SFAS 123"), "Accounting for Stock-Based Compensation", on January 1, 1996. SFAS 123 encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies may choose to continue to measure compensation for stock-based plans using the intrinsic method of accounting prescribed by APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to continue the accounting prescribed in APB 25 will be required to disclose in the notes to the financial statements what net income and earnings per share would have been if the fair value-based method of accounting defined in SFAS No. 23 had been applied. The Company elected to continue to measure compensation cost using APB 25. The pro forma net loss and net loss per share amounts were not material to the Company in 1996.

(15)  Management Recognition Plan
      ---------------------------

      The Board of Directors of the Company has approved a Management
          Recognition Plan (the "MRP") for directors and employees. The MRP was approved by the stockholders at the annual meeting on April 18, 1996. Under the terms of the plan, 37,935 shares of common stock were awarded to directors and employees on April 18, 1996. The shares awarded pursuant to the MRP have a vesting schedule which provides that 20% of the shares awarded will automatically vest on the first anniversary of the effective date of award and 20% will vest on each subsequent anniversary date, so the shares will be completely vested at the end of five years after the date of award. Compensation expense related to the MRP was $56,272 for the year ended December 31, 1996.

(16)  First Savings Financial Corp.
      -----------------------------

      The principal asset of First Savings Financial Corp. is its investment in First Savings, and its principal source of income is equity earnings from First Savings. Certain regulatory and other requirements restrict the lending of funds by First Savings to First Savings Financial Corp. and the amount of dividends which can be paid to First Savings Financial Corp.

      See note 1 of Notes to the Consolidated Financial Statements for a description of the restrictions on payment of dividends by First Savings. Also refer to Note 1 of Notes to the Consolidated Financial Statements for information regarding the liquidation accounts established at First Savings and the regulatory capital requirements of First Savings, and refer to Note 12 for information regarding restrictions on retained earnings to absorb possible bad debt losses for income tax purposes.

   The following is a summary of selected financial information for First Savings Financial Corp.:

                                 Balance Sheet
                                 -------------

                                                      December 31,
                                             1996                      1995
                                             ----                      ----
              Assets
              ------
Cash                                      $   75,823                   259,480
Investment securities available for sale,
 at market value (cost of $1,030,769)              -                 1,042,188
Investment in First Savings                9,327,437                 9,707,581
Accrued interest receivable                   11,858                    26,492
Other assets                                  22,162                    76,904
                                           ---------                ----------

        Total assets                      $9,437,280                11,112,645
                                           =========                ==========

 Liabilities and Stockholders' equity
 ------------------------------------
Liabilities                               $   40,420                    32,782
ESOP stock subject to put option             382,400                    88,439
Stockholders' equity                       9,014,460                10,991,424
                                           ---------                ----------
        Total liabilities and
          stockholders' equity            $9,437,280                11,112,645
                                           =========                ==========


                                                            For the period
                                   For the year ended   from September 22, 1995
                                    December 31, 1996     to December 31, 1995
                                    -----------------     --------------------
          Income Statement
          ----------------
Interest income                           $   99,234                    65,923
Equity in undistributed (losses)
 earnings of First Savings                  (359,130)                   14,827
Noninterest income (loss)                    (18,671)                    5,091
Noninterest expenses                         140,919                    31,831
                                           ---------                 ---------

Income (loss) before taxes                  (419,486)                   54,010
Income tax expense
 (benefit)                                   (15,500)                   13,900
                                           ---------                 ---------

        Net income (loss)                   (403,986)                   40,110
        Change in fair value of
          ESOP shares subject
          to put option                      (64,945)                  (11,535)
                                           ---------                 ---------
        Net income (loss)
          available to common
          shareholders                    $ (468,931)                   28,575
                                           =========                 =========

       Statement of Cash Flows
       -----------------------
Cash flows from operating activities:
  Net income                              $ (403,986)                   40,110
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
        Equity in undistributed net
          earnings (loss) of First
          Savings                            359,130                   (14,827)
        Loss (gain) on sale of securities     18,671                    (5,091)
        Amortization, net                     22,019                    (2,301)
        Note receivable from ESOP               -                     (758,700)
        Payments received on note receivable 311,930                      -
        Deferred tax benefit                 (13,976)                   (1,574)
        Decrease (increase) in accrued
          interest receivable                 14,634                   (26,492)
        Increase in other assets             (12,622)                     -
        Increase in liabilities                9,946                    30,474
                                            --------                ----------
          Net cash provided by (used in)
            operating activities             305,746                  (738,401)
                                            --------                ----------

                                                                For the period
                                    For the year ended       from September 22, 1995
                                     December 31, 1996        to December 31, 1995
                                    -------------------      ------------------------
 Cash flow from investing
  activities:
   Investment in First Savings           $         -                (4,107,716)
   Purchase of investment
    securities                                     -                (4,079,327)
   Proceeds from sale of
    investment securities
     available for sale                      990,079                 3,055,950
                                             -------                 ---------
      Net cash provided by (used
        in) investing activities             990,079                (5,131,093)
                                             -------                ----------
 Cash flows from financing
  activities:
   Proceeds from sale of common
    stock, net                                     -                 8,974,132
   Dividends paid                         (1,479,482)               (2,845,158)
                                           ---------                 ---------
   Net cash provided by (used
    in) financing activities              (1,479,482)                6,128,974
                                           ---------                 ---------
   Net increase (decrease) in
    cash and cash equivalents               (183,657)                  259,480
   Cash and cash equivalents at
    beginning of period                      259,480                         -
                                           ---------                ----------
     Cash and cash equivalents at
      end of period                      $    75,823                   259,480
                                           =========                ==========

      The dividends paid of $1,479,482 and $2,845,158 in 1996 and 1995, respectively, include the dividends paid to the ESOP of $99,400 and $227,610 in 1996 and 1995, respectively. The proceeds from the sale of common stock of $8,974,132 include the proceeds of $758,700 from the sale of common stock to the ESOP.

(17)  Fair Value of Financial Instruments
      -----------------------------------

      Statement of Financial Accounting Standards No. 107, "Disclosures about
          Fair Value of Financial Instruments," ("SFAS No. 107") requires a company to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

      The fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the company's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and Cash Equivalents
      -------------------------

      The carrying amounts reported in the balance sheet for cash and cash equivalents and for interest-bearing deposits in other financial institutions approximate those assets' fair values.

      Investment and Mortgage-Backed Securities
      -----------------------------------------

      Fair values were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments.

      Loans Receivable
      ----------------

      The carrying values, reduced by estimated inherent credit losses, of variable-rate loans and other loans with short-term characteristics were considered fair values. The fair value of certain 1-4 family residential loans were based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics and credit losses inherent in the portfolio. For other loans, the fair market values were calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms, adjusted to reflect the estimated credit losses inherent in the portfolio.

      Deposit Accounts
      ----------------

      The fair value of deposits with no stated maturity, passbook, and money market deposits, was, by definition, equal to the amount payable on demand. The fair value of certificates of deposit was estimated using the rates currently offered for deposits of similar remaining maturities.

      The estimated fair values of financial instruments are as follows:


                                                        December 31, 1996
                                                 -----------------------------
                                                  Carrying           Estimated
                                                    value           fair value
                                                    -----           ----------
Financial Assets:
-----------------

Cash and cash equivalents                       $    817,000          817,000
Investment securities                             17,557,000       17,545,000
Mortgage-backed securities                           599,000          599,000
Loans receivable, net of allowance
 for loan losses                                  32,790,000       32,909,000
FHLB stock                                           413,000          413,000
                                                 ===========       ==========

Financial Liabilities:
---------------------

Deposit accounts                                $ 43,067,000       43,379,000
                                                 ===========       ==========


                                                    December 31, 1995
                                              ------------------------------
                                               Carrying           Estimated
                                                value            fair value
                                                -----            ----------
Financial Assets:
----------------

Cash and cash equivalents                       $ 1,979,000        1,979,000
Investment securities                            24,427,000       24,449,000
Mortgage-backed securities                          710,000          710,000
Loans receivable, net of allowance
 for loan losses                                 30,223,000       30,791,000
FHLB stock                                     $    413,000          413,000
                                                ===========       ==========

Financial Liabilities:
---------------------

Deposit accounts                               $ 47,232,000       47,574,000
                                                ===========       ==========


      At December 31, 1996 and 1995, First Savings had unused commitments on equity lines of credit. These off-balance sheet commitments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, they were deemed to have no current fair market value.

      SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosures requirements. The disclosures also do not include premises and equipment and certain intangible assets, such as customer relationships, and goodwill. Accordingly, the aggregate fair value amounts presented above do not represent the underlying value of the Company.

(18)  Proposed Merger
      ---------------

      The Company has received an acquisition proposal to merge with and into First Citizens BancShares, Inc. ("BancShares") and is in the process of negotiating a definitive agreement with BancShares. BancShares is a bank holding company headquartered in Raleigh, North Carolina with assets of approximately $8 billion at December 31, 1996. Under the terms of the proposal, each outstanding share of the Company would be converted into the right to receive $10.75 in cash. If an agreement is reached, the merger is expected to be finalized in the fall of 1997 and is subject to a number of conditions, including approval by regulatory authorities and the stockholders of the Company.

                              Board of Directors


First Savings Financial Corp. and First Savings Bank of Rockingham County, Inc.,
--------------------------------------------------------------------------------
                                      SSB
                                      ---

Fred B. Coates, Chairman                      Pat F. Brady
Veterinary Consultant to Reidsville           Owner of Pat Brady Oil Co.,
Veterinary Hospital since 1982                an oil and gas distributor located
                                              in Reidsville since 1958

David S. Kemp                                 Phillip M. Hooper
President and Chief Executive                 Retired retailer
Officer of First Savings since 1980


Benton S. Smothers                            George I. Richardson
Partner in Smothers Brothers Farms            Retired family practice physician
since 1976; Smothers Brothers Insurance
since 1967 and Vice President of Smothers
Warehouse since 1976; all tobacco farming     Gilbert R. Upchurch
related businesses located                    Dental practice in Reidsville since 1964
in Rockingham County



                                   Officers


                         First Savings Financial Corp.
                         -----------------------------

David S. Kemp                                 Cynthia F. Teague
President and Chief Executive Officer         Vice President and Chief Financial Officer

Alecia S. Jones
Secretary and Treasurer


              First Savings Bank of Rockingham County, Inc.,  SSB
              ---------------------------------------------------
David S. Kemp                                 Cynthia F. Teague
President and Chief Executive Officer         Vice President and Chief Financial
                                              Officer
Alecia S. Jones
Secretary and Treasurer

                             Corporate Information



Annual Meeting
The annual meeting of stockholders
will be held on April 17, 1997 at 2:00
p.m. at the office of First Savings
Financial Corp. at 501 South Main
Street, Reidsville, North Carolina.

Transfer Agent
Stockholders having questions about
their stock certificates or dividends
should contact the transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572

Independent Accountants
KPMG Peat Marwick LLP
301 North Elm Street
Suite 700
Greensboro, North Carolina  27401

Special Counsel
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
Post Office Box 26000
230 North Elm Street
Greensboro, North Carolina 27420


Corporate Office
501 South Main Street
Reidsville, North Carolina  27323
(910) 342-4251


Additional Information
A copy of Form 10-KSB may be obtained
by writing Cynthia Teague at
P. O. Box 1885, Reidsville, North Carolina 27323-1885.
For additional information, contact Cynthia Teague, Chief Financial Officer, at (910) 342-4251.

Stock Information
The Company's common stock began trading on September 22, 1995. As of February 28, 1997, there were approximately 197 holders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. There is no established market for the Company's common stock, excluding limited sporadic quotations, although the Company's common stock is quoted over-the-counter through the National Daily Quotation System
"pink sheets" published by the National Quotation
Bureau, Inc.

The Company declared dividends of $1.00 per share in December 1995, $1.00 per share in May 1996 and
$.25 per share in August and November 1996.
See Note 1 of Notes to the Consolidated Financial
Statements for regulatory restrictions which limit the ability of First Savings to pay dividends to the Company.

Based upon information provided to management by certain securities firms effecting transactions in the Company's common stock on an agency basis, the high and low bids for the Company's common stock in 1996 follows:

                             High Bid            Low Bid
                             --------            -------
  1996
  First Quarter               $11.50              11.125
  Second Quarter               12.25              11.00
  Third Quarter                12.25              11.625
  Fourth Quarter               13.00              11.75

  1995
  Fourth Quarter              $13.50              11.25

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                              Post Office Box 1885
                     Reidsville, North Carolina 27323-1885
                                 (910) 342-4251

                                  MEMBER FDIC